                                                                    EXHIBIT 99.1

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2006

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                      INDEX TO UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2006

                                                                         PAGE

BALANCE SHEETS                                                             1

STATEMENTS OF OPERATIONS                                                   2

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                              3

STATEMENTS OF CASH FLOWS                                                   4

NOTES TO FINANCIAL STATEMENTS                                            5-28

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
          (dollars in thousands, except share data and per share data)

                                                                          AS OF SEPTEMBER 30,          DECEMBER 31,
                                                                      --------------------------        ---------
                                                                         2006             2005            2005
                                                                      ---------        ---------        ---------
                                                                             (UNAUDITED)
                                                                      --------------------------
A S S E T S

    CURRENT ASSETS
       CASH AND CASH EQUIVALENTS                                      $  61,746        $  11,719        $   7,337
       DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS              --           17,972           31,661
       TRADE ACCOUNTS RECEIVABLE:
         RELATED PARTIES                                                  8,928            3,147            5,309
         OTHERS                                                          16,708            6,485           11,467
       OTHER RECEIVABLES                                                 12,807            8,099            9,043
       INVENTORIES                                                       38,519           20,902           24,376
       OTHER CURRENT ASSETS                                               1,737            2,429            1,048
                                                                      ---------        ---------        ---------
         TOTAL CURRENT ASSETS                                           140,445           70,753           90,241
                                                                      ---------        ---------        ---------

    PROPERTY AND EQUIPMENT, NET                                         522,018          534,661          510,645
                                                                      ---------        ---------        ---------

    OTHER ASSETS, NET:
       TECHNOLOGY                                                        49,291           66,658           61,441
       OTHER                                                              1,457           16,655           16,359
                                                                      ---------        ---------        ---------
                                                                         50,748           83,313           77,800
                                                                      =========        =========        =========

            TOTAL ASSETS                                              $ 713,211        $ 688,727        $ 678,686
                                                                      =========        =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
       CURRENT MATURITIES OF LONG-TERM DEBT                           $      --        $      --        $  21,103
       CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                       6,522            6,397            6,453
       TRADE ACCOUNTS PAYABLE                                            59,687           59,783           59,741
       OTHER CURRENT LIABILITIES                                         15,354            9,203            8,972
                                                                      ---------        ---------        ---------
            TOTAL CURRENT LIABILITIES                                    81,563           75,383           96,269

    LONG-TERM DEBT                                                      355,138          510,360          497,000

    CONVERTIBLE DEBENTURES                                               61,657           19,192           19,358

    LONG-TERM LIABILITY IN RESPECT
        OF CUSTOMERS' ADVANCES                                           50,004           60,577           59,621

    OTHER LONG-TERM LIABILITIES                                          15,547            8,907           11,012
                                                                      ---------        ---------        ---------
            TOTAL LIABILITIES                                           563,909          674,419          683,260
                                                                      ---------        ---------        ---------

    CONVERTIBLE DEBENTURES                                                   --               --           25,493
                                                                      ---------        ---------        ---------

    SHAREHOLDERS' EQUITY (DEFICIT)
       ORDINARY SHARES, NIS 1.00 PAR VALUE - AUTHORIZED
         800,000,000, 250,000,000 AND 500,000,000
         SHARES, RESPECTIVELY; ISSUED 87,423,850, 68,007,609
          AND 68,232,056 SHARES, RESPECTIVELY                            20,744           16,499           16,548
       ADDITIONAL PAID-IN CAPITAL                                       546,824          521,489          522,237
       CAPITAL NOTES                                                    176,401               --               --
       EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
         AND CUMULATIVE STOCK BASED COMPENSATION                         23,394              (26)             (26)
       ACCUMULATED DEFICIT                                             (608,989)        (514,582)        (559,754)
                                                                      ---------        ---------        ---------
                                                                        158,374           23,380          (20,995)
       TREASURY STOCK, AT COST - 1,300,000 SHARES                        (9,072)          (9,072)          (9,072)
                                                                      ---------        ---------        ---------
            TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                        149,302           14,308          (30,067)
                                                                      =========        =========        =========

            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $ 713,211        $ 688,727        $ 678,686
                                                                      =========        =========        =========

SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                                     - 1 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (dollars in thousands, except share data and per share data)

                                                                 NINE MONTHS ENDED            THREE MONTHS ENDED      YEAR ENDED
                                                                   SEPTEMBER 30,                 SEPTEMBER 30,        DECEMBER 31,
                                                              ------------------------      ------------------------   ---------
                                                     Note        2006          2005           2006           2005        2005
                                                   -------    ---------      ---------      ---------      ---------   ---------
                                                                     (UNAUDITED)                  (UNAUDITED)
                                                              ------------------------      ------------------------

REVENUES
    SALES                                                     $ 131,933      $  62,928      $  51,503      $  20,553   $  93,991
    REVENUES RELATED TO A JOINT
    DEVELOPMENT AGREEMENT                                            --          8,000             --             --       8,000
                                                              ---------      ---------      ---------      ---------   ---------
                                                                131,933         70,928         51,503         20,553     101,991

COST OF SALES                                                   194,666        179,598         68,244         57,130     238,358
                                                              ---------      ---------      ---------      ---------   ---------

      GROSS LOSS                                                (62,733)      (108,670)       (16,741)       (36,577)   (136,367)
                                                              ---------      ---------      ---------      ---------   ---------

OPERATING COSTS AND EXPENSES

    RESEARCH AND DEVELOPMENT                                     11,107         12,849          4,179          4,200      16,029
    MARKETING, GENERAL AND ADMINISTRATIVE                        18,106         13,481          7,308          4,715      17,418
                                                              ---------      ---------      ---------      ---------   ---------

                                                                 29,213         26,330         11,487          8,915      33,447
                                                              =========      =========      =========      =========   =========

      OPERATING LOSS                                            (91,946)      (135,000)       (28,228)       (45,492)   (169,814)

FINANCING EXPENSE, NET                                          (37,957)       (25,428)       (12,382)        (9,900)    (35,651)

GAIN ON DEBT RESTRUCTURING 3B                         3B         80,071             --         80,071             --          --

OTHER INCOME, NET                                                   597          2,518              6             42       2,383
                                                              ---------      ---------      ---------      ---------   ---------

          INCOME (LOSS) FOR THE PERIOD                        $ (49,235)     $(157,910)     $  39,467      $ (55,350)  $(203,082)
                                                              =========      =========      =========      =========   =========

BASIC EARNING (LOSS) PER ORDINARY SHARE

    EARNING (LOSS) PER SHARE                                  $   (0.63)     $   (2.39)     $    0.46      $   (0.83)  $   (3.06)
                                                              =========      =========      =========      =========   =========

    INCOME (LOSS) USED TO COMPUTE
      BASIC EARNING (LOSS) PER SHARE                            (49,235)      (157,910)        39,467        (55,350)   (203,082)
                                                              =========      =========      =========      =========   =========

    WEIGHTED AVERAGE NUMBER OF ORDINARY
      SHARES OUTSTANDING - IN THOUSANDS                          78,607         66,190         85,087         66,671      66,371
                                                              =========      =========      =========      =========   =========

DILUTED EARNING (LOSS) PER ORDINARY SHARE

    EARNING (LOSS) PER SHARE                                  $   (0.63)     $   (2.39)     $    0.30      $   (0.83)  $   (3.06)
                                                              =========      =========      =========      =========   =========

    INCOME (LOSS) USED TO COMPUTE
      DILUTED EARNING (LOSS) PER SHARE                          (49,235)      (157,910)        41,433        (55,350)   (203,082)
                                                              =========      =========      =========      =========   =========

    WEIGHTED AVERAGE NUMBER OF ORDINARY
      SHARES OUTSTANDING - IN THOUSANDS                          78,607         66,190        139,214         66,671      66,371
                                                              =========      =========      =========      =========   =========

SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                                     - 2 -

                            TOWER SEMICONDUCTOR LTD.
             STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
          (dollars in thousands, except share data and per share data)

                                                                                                             EQUITY
                                                                                                           COMPONENT
                                                                                                               OF
                                                                                                           CONVERTIBLE
                                                                                                           DEBENTURES
                                                                                                               AND
                                                            ORDINARY SHARES        ADDITIONAL               CUMULATIVE
                                                      -------------------------     PAID-IN     CAPITAL     STOCK BASED  ACCUMULATED  TREASURY
                                                         SHARES        AMAMOUNT     CAPITAL      NOTES     COMPENSATION     DEFICIT     STOCK        TOTAL
                                                      ------------    ---------    ---------    ---------    ---------     --------     ------     ---------

    BALANCE - JANUARY 1, 2006                           68,232,056    $  16,548    $ 522,237    $      --    $     (26)    (559,754)    (9,072)    $ (30,067)

CHANGES DURING NINE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                       3,910,514          842        5,130                                                           5,972
EQUITY COMPONENT OF CONVERTIBLE DEBENTURES                                                                      27,985                                27,985
CONVERSION OF CONVERTIBLE
   DEBENTURES INTO SHARES                               14,931,280        3,273       13,039                    (6,920)                                9,392
ISSUANCE OF WARRANTS                                                                   1,803                                                           1,803
EMPLOYEE STOCK-BASED COMPENSATION                                                                                2,355                                 2,355
EXERCISE OF WARRANTS                                       350,000           81          469                                                             550
STOCK-BASED COMPENSATION RELATED TO
   THE FACILITY AGREEMENT WITH THE BANKS                                               4,146                                                           4,146
CAPITAL NOTES                                                                                     176,401                                            176,401
LOSS FOR THE PERIOD                                                                                                         (49,235)                 (49,235)
                                                      ------------    ---------    ---------    ---------    ---------     --------     ------     ---------
    BALANCE - SEPTEMBER 30, 2006 (UNAUDITED)            87,423,850    $  20,744    $ 546,824    $ 176,401    $  23,394     (608,989)    (9,072)    $ 149,302
                                                      ============    =========    =========    =========    =========     ========     ======     =========

    BALANCE - JANUARY 1, 2005                           66,999,796    $  16,274    $ 517,476    $      --    $     (26)    (356,672)    (9,072)    $ 167,980

CHANGES DURING NINE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                       1,007,813          225        1,220                                                           1,445
STOCK-BASED COMPENSATION RELATED TO
   THE FACILITY AGREEMENT WITH THE BANKS                                               2,793                                                           2,793
LOSS FOR THE PERIOD                                                                                                        (157,910)                (157,910)
                                                      ------------    ---------    ---------    ---------    ---------     --------     ------     ---------
    BALANCE - SEPTEMBER 30, 2005 (UNAUDITED)            68,007,609    $  16,499    $ 521,489    $      --    $     (26)    (514,582)    (9,072)    $  14,308
                                                      ============    =========    =========    =========    =========     ========     ======     =========

    BALANCE - JULY 1, 2006                              85,768,622    $  20,366    $ 540,885    $      --    $  20,381     (648,456)    (9,072)    $ (75,896)

CHANGES DURING THREE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                         472,438          105          580                                                             685
EQUITY COMPONENT OF CONVERTIBLE DEBENTURES                                                                       1,624                                 1,624
CONVERSION OF CONVERTIBLE
   DEBENTURES INTO SHARES                                  832,790          192          744                      (385)                                  551
EMPLOYEE STOCK-BASED COMPENSATION                                                                                1,774                                 1,774
EXERCISE OF WARRANTS                                       350,000           81          469                                                             550
STOCK-BASED COMPENSATION RELATED TO
   THE FACILITY AGREEMENT WITH THE BANKS                                               4,146                                                           4,146
CAPITAL NOTES                                                                                     176,401                                            176,401
INCOME FOR THE PERIOD                                                                                                        39,467                   39,467
                                                      ------------    ---------    ---------    ---------    ---------     --------     ------     ---------
    BALANCE - SEPTEMBER 30, 2006 (UNAUDITED)            87,423,850    $  20,744    $ 546,824    $ 176,401    $  23,394     (608,989)    (9,072)    $ 149,302
                                                      ============    =========    =========    =========    =========     ========     ======     =========

    BALANCE - JULY 1, 2005                              67,586,187    $  16,408    $ 518,286    $      --    $     (26)    (459,232)    (9,072)    $  66,364

CHANGES DURING THREE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                         421,422           91          410                                                             501
STOCK-BASED COMPENSATION RELATED TO
   THE FACILITY AGREEMENT WITH THE BANKS                                               2,793                                                           2,793
LOSS FOR THE PERIOD                                                                                                         (55,350)                 (55,350)
                                                      ------------    ---------    ---------    ---------    ---------     --------     ------     ---------
    BALANCE - SEPTEMBER 30, 2005 (UNAUDITED)            68,007,609    $  16,499    $ 521,489    $      --    $     (26)    (514,582)    (9,072)    $  14,308
                                                      ============    =========    =========    =========    =========     ========     ======     =========

    BALANCE - JANUARY 1, 2005                           66,999,796    $  16,274    $ 517,476    $      --    $     (26)    (356,672)    (9,072)    $ 167,980

CHANGES DURING 2005:

ISSUANCE OF SHARES                                       1,232,260          274        1,520                                                           1,794
STOCK-BASED COMPENSATION RELATED TO
   THE FACILITY AGREEMENT WITH THE BANKS                                               2,793                                                           2,793
STOCK-BASED COMPENSATION RELATED TO RIGHTS OFFERED
   TO EMPLOYEES                                                                          448                                                             448
LOSS FOR THE YEAR                                                                                                          (203,082)                (203,082)
                                                      ------------    ---------    ---------    ---------    ---------     --------     ------     ---------
    BALANCE - DECEMBER 31, 2005                         68,232,056    $  16,548    $ 522,237    $      --    $     (26)    (559,754)    (9,072)    $ (30,067)
                                                      ============    =========    =========    =========    =========     ========     ======     =========

SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                                     - 3 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          (dollars in thousands, except share data and per share data)

                                                                                  NINE MONTHS ENDED            THREE MONTHS ENDED         YEAR ENDED
                                                                                     SEPTEMBER 30,                 SEPTEMBER 30,          DECEMBER 31,
                                                                               ------------------------      ------------------------      ---------
                                                                                 2006            2005          2006            2005           2005
                                                                               ---------      ---------      ---------      ---------      ---------
                                                                                      (UNAUDITED)                   (UNAUDITED)
                                                                               ------------------------      ------------------------
CASH FLOWS - OPERATING ACTIVITIES

   INCOME (LOSS) FOR THE PERIOD                                                $ (49,235)     $(157,910)     $  39,467      $ (55,350)     $(203,082)
   ADJUSTMENTS TO RECONCILE INCOME (LOSS) FOR THE PERIOD
     TO NET CASH USED IN OPERATING ACTIVITIES:
       INCOME AND EXPENSE ITEMS NOT INVOLVING CASH FLOWS:
         DEPRECIATION AND AMORTIZATION                                           113,821        108,008         38,182         36,855        144,852
         EFFECT OF INDEXATION AND TRANSLATION ON
          CONVERTIBLE DEBENTURES                                                   2,500         (1,205)         1,404            222         (1,031)
         OTHER INCOME, NET                                                          (597)        (2,518)            (6)           (42)        (2,383)
       CHANGES IN ASSETS AND LIABILITIES:
         DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE                         (8,860)         9,654         (4,010)         1,221          2,510
         DECREASE (INCREASE) IN OTHER RECEIVABLES AND OTHER CURRENT ASSETS        (9,496)           720         (7,640)        (1,940)         1,988
         DECREASE (INCREASE) IN INVENTORIES                                      (14,143)         4,767         (4,118)        (3,844)         1,293
         INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE                            (1,889)         5,320         (5,472)         5,480          3,082
         GAIN ON DEBT RESTRUCTURING                                              (80,071)            --        (80,071)            --             --
         INCREASE (DECREASE) IN OTHER CURRENT LIABILITIES                          3,736         (1,459)         1,623              6         (1,839)
         DECREASE IN OTHER LONG-TERM LIABILITIES                                  (1,752)        (7,379)           (73)          (302)        (5,368)
                                                                               ---------      ---------      ---------      ---------      ---------
                                                                                 (45,986)       (42,002)       (20,714)       (17,694)       (59,978)
         DECREASE IN LONG-TERM LIABILITY
          IN RESPECT OF CUSTOMERS' ADVANCES, NET                                  (1,504)          (396)          (690)          (164)          (760)
                                                                               ---------      ---------      ---------      ---------      ---------
          NET CASH USED IN OPERATING ACTIVITIES                                  (47,490)       (42,398)       (21,404)       (17,858)       (60,738)
                                                                               ---------      ---------      ---------      ---------      ---------

CASH FLOWS - INVESTING ACTIVITIES

   DECREASE (INCREASE) IN DESIGNATED CASH, SHORT-TERM AND LONG-TERM
     INTEREST-BEARING DEPOSITS, NET                                               31,661         40,955          2,909         (1,019)        27,266
   INVESTMENTS IN PROPERTY AND EQUIPMENT                                         (98,938)       (32,251)       (73,203)        (8,146)       (38,878)
   INVESTMENT GRANTS RECEIVED                                                      4,489          6,015          1,191          1,657          7,496
   PROCEEDS RELATED TO SALE AND DISPOSAL OF PROPERTY AND EQUIPMENT                   600          2,106              9            398          2,179
   INVESTMENTS IN OTHER ASSETS                                                    (4,168)        (3,732)          (618)          (132)        (3,841)
                                                                               ---------      ---------      ---------      ---------      ---------
          NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                    (66,356)        13,093        (69,712)        (7,242)        (5,778)
                                                                               ---------      ---------      ---------      ---------      ---------

CASH FLOWS - FINANCING ACTIVITIES

   Proceeds on account of share capital                                          100,000             --        100,000             --             --
   PROCEEDS FROM ISSUANCE OF CONVERTIBLE DEBENTURE, NET                           58,797             --         36,937             --         25,086
   PROCEEDS FROM EXERCISE OF WARRANTS                                                550             --            550             --             --
   PROCEEDS FROM LONG-TERM DEBT                                                   15,384         13,360          6,794         13,360         21,103
   REPAYMENT OF CONVERTIBLE DEBENTURES                                            (6,476)            --             --             --             --
                                                                               ---------      ---------      ---------      ---------      ---------
          NET CASH PROVIDED BY FINANCING ACTIVITIES                              168,255         13,360        144,281         13,360         46,189
                                                                               =========      =========      =========      =========      =========

       INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           54,409        (15,945)        53,165        (11,740)       (20,327)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                    7,337         27,664          8,581         23,459         27,664
                                                                               ---------      ---------      ---------      ---------      ---------

       CASH AND CASH EQUIVALENTS - END OF PERIOD                               $  61,746      $  11,719      $  61,746      $  11,719      $   7,337
                                                                               =========      =========      =========      =========      =========

NON-CASH ACTIVITIES

   INVESTMENTS IN PROPERTY AND EQUIPMENT                                       $  31,258      $  11,313      $  25,970      $   1,243      $  12,999
                                                                               =========      =========      =========      =========      =========
   STOCK-BASED COMPENSATION RELATED TO
     THE FACILITY AGREEMENT WITH THE BANKS                                     $   4,146      $   2,793      $   4,146      $   2,793      $   2,793
                                                                               =========      =========      =========      =========      =========
   STOCK-BASED COMPENSATION RELATED TO RIGHTS OFFERED
     TO EMPLOYEES                                                              $      --      $      --      $      --      $      --      $     448
                                                                               =========      =========      =========      =========      =========
   INVESTMENTS IN OTHER ASSETS                                                 $      --      $     433      $      --      $     366      $     442
                                                                               =========      =========      =========      =========      =========
   CONVERSION OF LONG-TERM LIABILITY IN RESPECT OF CUSTOMERS' ADVANCES
     TO SHARE CAPITAL                                                          $   5,972      $   1,445      $     685      $     501      $   1,794
                                                                               =========      =========      =========      =========      =========
   CONVERSION OF CONVERTIBLE DEBENTURES TO SHARES                              $   9,392             --      $     551      $      --      $      --
                                                                               =========      =========      =========      =========      =========
   CONVERSION OF LONG-TERM DEBT TO CAPITAL NOTES                                  76,401             --         76,401             --             --
                                                                               =========      =========      =========      =========      =========
   PROCEEDS RECEIVABLES RELATED PUBLIC OFFERING                                $      --             --      $ (31,479)     $      --      $      --
                                                                               =========      =========      =========      =========      =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

   CASH PAID DURING THE PERIOD FOR INTEREST                                    $  28,611      $  23,999      $   7,819      $   8,095      $  32,805
                                                                               =========      =========      =========      =========      =========
   CASH PAID DURING THE PERIOD FOR INCOME TAXES                                $     126      $      86      $      70      $       3      $      86
                                                                               =========      =========      =========      =========      =========

SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                                     - 4 -

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
               NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                 FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL

     A.   BASIS FOR PRESENTATION

          (1)  The unaudited condensed interim consolidated financial statements as of September 30, 2006 and for the nine months and three months then ended ("interim financial statements") of Tower
               Semiconductor Ltd. and subsidiary ("the Company") should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2005 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments
               necessary for a fair presentation of the financial position and results of operations as of the date and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

          (2)  The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel
               ("Israeli GAAP"), for interim financial statement, which differ in certain respects from GAAP in the United States of America
               ("U.S. GAAP"), as indicated in Note 5.

               The accounting principles applied in the preparation of these interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements, except for the accounting principles detailed in paragraph 3 below.

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING
               STANDARDS BOARD

               A.   ACCOUNTING STANDARD NO. 21 "EARNINGS PER SHARE"

                    In February 2006, the Israeli Accounting Standards Board
                    approved for publication Accounting Standard No. 21,
                    "Earnings Per Share" ("Standard No. 21").

                    With the initial adoption of Standard No. 21, Opinion No. 55 of the Institute of Certified Public Accountants in Israel -
                    Earnings per share is cancelled.

                    Standard No. 21 prescribes that an entity shall calculate
                    basic earnings per share amounts for profit or loss
                    attributable to ordinary equity holders of the entity. The basic earnings per share shall be calculated by dividing
                    profit or loss attributable to ordinary equity holders of
                    the entity (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the
                    reported period. For the purpose of calculating diluted
                    earnings per share, an entity shall adjust profit or loss
                    attributable to ordinary equity holders of the entity, and the weighted average number of shares outstanding, for the effects of all dilutive potential ordinary shares.

                                     - 5 -

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
               NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                 FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     A.   BASIS FOR PRESENTATION (CONT.)

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING
               STANDARDS BOARD (CONT.)

               A.   ACCOUNTING STANDARD NO. 21 "EARNINGS PER SHARE" (CONT.)

                    Standard No. 21 is effective for financial statements for
                    periods commencing January 1, 2006 or thereafter. The
                    adoption of Standard No. 21 is retrospectively applied and comparative earnings per share data for prior periods were adjusted. The loss per share presented in the financial
                    statements for the twelve months ended December 31, 2005 was adjusted from $2.55 to $3.06. No adjustments were required for the other periods presented.

               B.   ACCOUNTING STANDARD NO. 22 "FINANCIAL INSTRUMENTS:
                    DISCLOSURE AND PRESENTATION"

                    The Company adopted Accounting Standard No. 22 "Financial
                    Instruments: Disclosure and Presentation" ("Standard No.
                    22"). The Company issued three series of convertible
                    debentures that are considered compound instruments under
                    Standard No. 22. A compound instrument has to be separated to its components, the equity component and the liability
                    component. The equity component is classified as
                    shareholders' equity and is determined as the excess of the initial fair value over the fair value of the liability
                    component. The standard does not require retroactive
                    application to prior periods.

               C.   ACCOUNTING STANDARD NO. 29 "ADOPTION OF INTERNATIONAL
                    FINANCIAL REPORTING STANDARDS"

                    In July 2006, the Israeli Accounting Standards Board
                    published Accounting Standard No. 29 - "Adoption of
                    International Financial Reporting Standards" - IFRS ("the
                    Standard"). According to this Standard, the financial
                    statements of an entity subject to the Israeli Securities
                    Law and authoritative Regulations thereunder (including dual listed companies), other than foreign corporations , that
                    prepares its financial statements in other than Israeli GAAP as defined by this Law will be required to prepare financial statements in accordance with the IFRS and related
                    interpretations published by the International Accounting
                    Standards Board, for the reporting periods commencing
                    January 1, 2008, including interim periods.

                    An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS
                    for only 2007, will be required to prepare opening
                    balance-sheet amounts as of January 1, 2007 based on the
                    IFRS.

                                     - 6 -

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
               NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                 FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     A.   BASIS FOR PRESENTATION (CONT.)

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING
               STANDARDS BOARD (CONT.)

               C.   ACCOUNTING STANDARD NO. 29 "ADOPTION OF INTERNATIONAL
                    FINANCIAL REPORTING STANDARDS" (CONT.)

                    Reporting in accordance with the IFRS will be carried out
                    based on the provisions of IFRS No. 1, "First-time Adoption of IFRS Standards", which establishes guidance on
                    implementing and transitioning from financial reporting
                    based on domestic national accounting standards to reporting in accordance with IFRS.

                    IFRS No. 1 supersedes the transitional provisions
                    established in other IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening
                    balance-sheet amounts. Nevertheless, IFRS No. 1 grants
                    exemptions on certain issues by allowing the alternative of not applying the retroactive application in respect thereof.

                    Management intends to examine the effect of the transition to IFRS, yet at this stage, is unable to estimate the extent of such conversion on the Company's financial position and results of operations.

                    Standard No. 29 allows for earlier application in a manner by which applicable entities may convert their financial
                    statements published subsequent to July 31, 2006 to the
                    IFRS. Management has not yet decided whether to early-adopt the IFRS.

               D.   ACCOUNTING STANDARD NO. 26 "INVENTORY"

                    In August 2006 the Israeli Accounting Standards Board
                    published Accounting Standard No. 26 - "Inventory" ("the
                    Standard"), which outlines the accounting treatment for
                    inventory.

                    The standard applies to all types of inventory, other than building earmarked for sale and addressed by Accounting
                    Standard No.2 ("Construction of Buildings for Sale"),
                    inventory of work in progress stemming from performance
                    contracts, addressed by Accounting Standard No.4 ("Work
                    Based on Performance Contract"), financial instruments and biological assets relating to agricultural activity and
                    agricultural production during harvest.

                                     - 7 -

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
               NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                 FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     A.   BASIS FOR PRESENTATION (CONT.)

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING
               STANDARDS BOARD (CONT.)

               D.   ACCOUNTING STANDARD NO. 26 "INVENTORY" (CONT.)

                    The standard establishes, among other things, that inventory should be stated at the lower between cost and net
                    realizable value. Cost is determined by the first in, first out (FIFO) method or by average weighted cost used
                    consistently for all types of inventory of similar nature
                    and uses. In certain circumstances the standard requires
                    cost determination by a specific identification of cost,
                    which includes all purchase and production costs, as well as any other costs incurred in reaching the inventory's present stage.

                    When inventory is acquired on credit incorporating a
                    financing component, the inventory should then be presented at cost equaling purchase cost in cash. The financing
                    component is recognized as a financing expense over the term of the credit period.

                    Any reduction of inventory to net realizable value following impairment as well as any other inventory loss should be
                    expensed during the current period. Subsequent elimination of an impairment write-down that stems from an increase in net realizable value will be allocated to operations during the period in which the elimination took place.

                    This standard will apply to financial statements covering
                    periods beginning January 1, 2007 and onwards and should be implemented retroactively.

                    Management believes that the standard will not affect the
                    Company's financial position, results of operations and cash flows.

               E.   ACCOUNTING STANDARD NO. 27 "FIXED ASSETS"

                    In September 2006 the Israeli Accounting Standards Board
                    published Accounting Standard No. 27 ("Fixed Assets"), which establishes the accounting treatment for fixed assets,
                    including recognition of assets, determination of their book value, related depreciation, losses from impairment as well as the disclosure required in the financial statements.

                                     - 8 -

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
               NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                 FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     A.   BASIS FOR PRESENTATION (CONT.)

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING
               STANDARDS BOARD (CONT.)

               E.   ACCOUNTING STANDARD NO. 27 "FIXED ASSETS" (CONT.)

                    The standard states that a fixed-asset item will be measured at the initial recognition date at cost which includes, in addition to the purchase price, all the related costs
                    incurred for bringing the item to the position enabling it to operate in the manner contemplated by management. The
                    cost also includes the initial estimate of costs required to dismantle and remove the item, along with the expenses
                    incurred in reconstructing the site on which the item had
                    been placed and in respect of which the entity incurred that obligation when the item had been acquired or following its use over a given period of time not in the production of
                    inventory during that period.

                    The standard also states that when acquiring assets in
                    exchange for a non-monetary asset or a combination of
                    monetary as well as non-monetary assets, the cost will be
                    determined at fair value unless (a) the barter transaction has no commercial essence or (b) it is impossible to
                    reliably measure the fair value of the asset received and
                    the asset provided. Should the provided asset not be
                    measured at fair value, its cost would equal book value.

                    Following the initial recognition, the standard permits the entity to implement in its accounting policy the measurement of the fixed assets by the cost method or by revaluation so long as this policy is implemented in regard to all the
                    items in that group.

                    Cost method - an item will be presented at net book value, less accumulated impairment losses.

                    Revaluation method - an item whose fair value can be
                    measured reliably will be presented at its estimated amount, which equals its fair value at the revaluation date, net of depreciation accumulated subsequently and less accumulated impairment losses. Revaluations should take place on a
                    current basis in order to ensure that book value does not
                    materially differ from the fair value that would have been determined on the balance-sheet date. The revaluation of a single item calls for the revaluation of the entire group
                    and if the asset's book value rises following this
                    revaluation, this increase should be allocated directly to shareholders' equity ("revaluation reserve"). Nevertheless, this increase will be recognized as an operating item up to the amount offsetting the decrease from that asset's
                    revaluation recognized previously as income or loss. Should book value decline following revaluation, this decline will be recognized as an operating item yet allocated directly to shareholders' equity ("revaluation reserve") up to the
                    amount leaving any credit balance in that reserve in respect of that asset.

                                     - 9 -

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
               NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                 FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     A.   BASIS FOR PRESENTATION (CONT.)

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING
               STANDARDS BOARD (CONT.)

               E.   ACCOUNTING STANDARD NO. 27 "FIXED ASSETS" (CONT.)

                    Any fixed assets with a meaningful cost in relation to the item's total cost should be reduced separately. Moreover,
                    the depreciation method used will be reviewed at least once at yearend and, if any meaningful change had taken place in the estimated consumption of future economic benefits
                    inherent in the asset, the method should be modified to
                    reflect such changes. This change will be treated as a
                    change in an accounting estimate.

                    This new standard will apply to financial statements
                    covering periods beginning January 1, 2007 and onwards and implemented retroactively, except for the following:

                    An entity which chooses on January 1, 2007 the revaluation method will treat the difference between the asset's
                    estimated book value and its cost as a revaluation reserve at that time.

                    An entity which did not include in the cost of an item, upon initial recognition, the initial estimate of dismantling and removing costs along with site reconstruction costs will be required to:

                    1.   Measure the liability on January 1, 2007 in conformity
                         with generally accepted accounting principles;

                    2.   Compute the amount that would have been included in the
                         cost of the relevant asset, when the liability was
                         initially created, by capitalizing the amount of the
                         liability, as noted in item 1 above at the time when
                         that liability was initially created ("the Capitalized
                         Amount");

                    3.   Compute the Capitalized Amount's accumulated
                         depreciation on January 1, 2007 on the basis of the
                         asset's useful life at that time;

                    4.   The difference between the amount to be allocated to
                         the asset, in accordance with items 2 and 3 above and
                         the amount of the liability, based on item 1 above,
                         will be allocated to retained earnings.

                    The Company is currently examining this new standard,
                    including the election between the cost and the revaluation methods; however, at this stage, it is unable to estimate
                    the standard's effect, if any, on its financial position,
                    results of operations and cash flows.

                                     - 10 -

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
               NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                 FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     B.   ESTABLISHMENT AND OPERATIONS OF NEW FABRICATION FACILITY ("FAB 2")

          In January 2001, the Company's Board of Directors approved the establishment of a new wafer fabrication facility in Israel ("Fab 2").
          Fab 2 is designated to manufacture semiconductor integrated circuits on silicon wafers in geometries of 0.18 micron and below on
          200-millimeter wafers. The Company has entered into several related agreements and other arrangements and has completed public and private financing deals, which, as of the approval date of the interim financial statements, have provided an aggregate of approximately
          $1,400,000 of financing for Fab 2.

          The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties. For further details concerning the Fab 2 project and related agreements, some of which were amended several times, risks and uncertainties, see Note 11A to the 2005 audited consolidated financial statements.

     C.   FINANCING OF THE COMPANY'S ONGOING OPERATIONS

          In the nine months ended September 30, 2006 and in recent years, the
          Company has experienced significant recurring losses from operations, recurring negative cash flows from operating activities, an increasing accumulated deficit and a deficit in shareholders equity. The Company is working in various ways to mitigate its financial difficulties and among them are the following:

          During the last number of months, the Company significantly increased its customer base, mainly in Fab 2, modified its organizational structure to better address its customers and its market positioning, raised funds totaling approximately $187,000 of gross proceeds (see also Notes 4C, 4D and 1C below) and restructured its bank debt (see below).

          In March 2006, the board of directors of the Company approved a plan to ramp up Fab 2 in order to meet customer and product qualification needs, based on its customer pipeline and reinforced by forecasted market conditions.

                                     - 11 -

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
               NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                 FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     C.   FINANCING OF THE COMPANY'S ONGOING OPERATIONS (CONT.)

          As part of the financing efforts for the ramp-up plan, in August 2006, the Company signed a definitive amendment to the facility agreement
          (the "Amendment") based on the terms of the May 2006 Memorandum of
          Understanding ("MOU") with its banks for the refinancing of the approximately $527,000 of long-term debt under its facility agreement.
          Pursuant to the Amendment, which closed in September 2006: (i)
          $158,000, representing 30% of the outstanding debt under the Credit
          Facility, was converted into capital notes of the Company. Such notes are convertible into 51,973,684 of the Company's ordinary shares representing twice the average closing price per share during the ten days prior to signing the MOU (see also Note 3B below); (ii) the interest rate applicable for the quarterly actual interest payment on the loans was decreased by 1.4%, from LIBOR plus 2.5% per annum to
          LIBOR plus 1.1% per annum, effective from May 17, 2006 (the "Decreased
          Amount"); subject to adjustment, in January 2011, the Banks will be issued such number of shares (or equity equivalent capital notes or convertible debentures) that equals the Decreased Amount divided by the average closing price of Company's ordinary shares during the fourth quarter of 2010 (the "Fourth Quarter 2010 Price"). If during the second half of 2010, the closing price of Company's ordinary shares on every trading day during this period exceeds $3.49, then the
          Banks will only be granted such number of shares (or equity equivalent capital notes or convertible debentures) that equals half of the
          Decreased Amount divided by the Fourth Quarter 2010 Price. If during the period ending December 31, 2010, the Banks sell a portion of the capital notes or shares issuable upon the conversion of the capital notes described in (i) above, at a price per share in excess of $3.49, then the consideration payable for the interest rate reduction will be reduced proportionately. The amounts payable in securities of the
          Company may be payable in cash under certain circumstances and the
          Decreased Amount may be reduced in the event the Company prepays any part of the outstanding loans; (iii) the commencement date for the repayment of the outstanding loans, which following the conversion are approximately $369,000, was postponed from July 2007 to September
          2009, such that the outstanding loans shall be repaid in 12 quarterly installments between September 2009 and June 2012; (iv) the exercise periods of the warrants held by the Banks immediately prior to the signing of the Amendment, were extended such that they are exercisable until five years from the closing of the Amendment; and (v) the financial ratios and covenants that the Company is to satisfy were revised to be inline with the Company's current working plan.

                                     - 12 -

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
               NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                 FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     C.   FINANCING OF THE COMPANY'S ONGOING OPERATIONS (CONT.)

          In this regard and in connection with Israel Corp.'s commitment to invest $100,000, in August 2006, the Company entered into a securities purchase agreement with Israel Corp. (the "Securities Purchase
          Agreement"). The Securities Purchase Agreement was approved by the
          Company's Audit Committee, Board of Directors and the Company's
          shareholders. The principal terms of the Securities Purchase Agreement were: (i) in consideration for its $100,000 investment, the Company shall issue to Israel Corp., at price per share of $1.52 (which equals the average closing price during the 10 consecutive trading days prior to signing the MOU), capital notes convertible into 65,789,474 of the
          Company's ordinary shares; (ii) the Company shall be deemed to have exercised the Call Option under the Equipment Purchase Agreement described below; and (ii) the Company and Israel Corp. shall settle the amounts payable by Israel Corp. under the Securities Purchase
          Agreement with the amounts payable by the Company under the Equipment
          Purchase Agreement. The Securities Purchase Agreement also closed in
          September 2006.

          In order to implement the ramp-up plan in a timely manner, in May
          2006, the Company entered into an Equipment Purchase Agreement with
          Israel Corp. according to which Israel Corp. will order up to approximately $100,000 worth of equipment for Fab 2. Under the terms of the Equipment Purchase Agreement: (i) Israel Corp. has the right to sell to the Company the equipment at cost, plus related expenses; (ii)
          the Company has the right to purchase the equipment from Israel Corp.
          at cost, plus related expenses, subject to the Company having raised
          $100,000; and (iii) upon the purchase of the equipment from Israel
          Corp., the Company will assume Israel Corp.'s obligations to the equipment suppliers. This agreement was approved by the Audit
          Committee and the Board of Directors of the Company in May 2006.

          Upon the closing of the Amendment and the Securities Purchase
          Agreement, Israel Corp. transferred ownership over the purchased equipment to the Company and the Company assumed Israel Corp.'s obligations to the equipment suppliers.

          The Company is currently examining alternatives for additional funding sources in order to further ramp-up the equipping of Fab2.

                                     - 13 -

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
               NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                 FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 2 - INVENTORIES

          Inventories consist of the following (*):

                                   September 30,         December 31,
                               ---------------------       -------
                                2006          2005          2005
                               -------       -------       -------
                                    (unaudited)

Raw materials                  $10,030       $ 6,445       $ 6,777
Spare parts and supplies         5,438         3,322         3,738
Work in process                 22,277         8,638        11,502
Finished goods                     774         2,497         2,359
                               -------       -------       -------
                               $38,519       $20,902       $24,376
                               =======       =======       =======

          (*)  Net of aggregate write downs to net realizable value of $2,543,
               $3,973 and $3,259 as of September 30, 2006, September 30, 2005
               and December 31, 2005, respectively.

NOTE 3 - RECENT DEVELOPMENTS RELATING TO FAB 2

     A.   APPROVED ENTERPRISE STATUS

          Under the terms of the approved enterprise program for Fab 2, the
          Company was eligible to receive grants of 20% of up to $1,250,000 invested in Fab 2 plant and equipment, or an aggregate of up to
          $250,000 for investments made by December 31, 2005, of which as of the balance sheet date, an aggregate of approximately $163,000 has been received from the Investment Center.

          Under the terms of the program, investments in respect of Fab 2 were to be completed by December 31, 2005, five years from the date the approval certificate was obtained. Due to the later than planned construction of Fab 2, market conditions and slower than planned ramp-up, the Company completed approximately 72% of the investments under the approved enterprise program. The Company has been holding discussions with the Investment Center to achieve satisfactory arrangements to approve a new expansion program commencing as of
          January 1, 2006. During 2005, the Company received letters from the
          Israeli Minister of Industry, Trade and Employment and from the
          General Manager of the Investment Center stating that they will act under Israeli law to support such expansion. In April 2005, at the
          Investment Center's request, the Company submitted a revised business plan to the Investment Center for the period commencing as of January
          1, 2006. As of the approval date of the interim financial statements, the Company's management cannot estimate when, if at all, the Company will receive approval of its request for a new expansion program.

                                     - 14 -

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
               NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                 FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 3 - RECENT DEVELOPMENTS RELATING TO FAB 2 (CONT.)

     B.   FACILITY AGREEMENT

          In July 2005, the Company and its Banks entered into a definitive amendment to the Facility Agreement. Pursuant to such amendment, the
          Company borrowed $29,693 and was required to raise through the issuance of shares or convertible debentures $23,500 by December 31,
          2005 and an additional $6,500 by March 31, 2006. In January 2006, as described in Note 4C below, the Company completed a rights offering of convertible debentures in which it raised $48,169, $25,500 of which was raised in December 2005, thereby satisfying the abovementioned obligations to raise additional funds.

          In addition, in May 2006, the Company and its Banks entered into an amendment to the Facility Agreement, according to which (i) repayments of long-term loans in the amount of approximately $100,000, originally scheduled to be paid between October 2006 and June 2007, were deferred to July 2007 and (ii) the date on which the Company was required to raise an additional approximately $8,000 was deferred from June 30,
          2006 to September 30, 2006, such fundraising requirement was satisfied with the completion of the TASE offering described below in Note 4D.

          As part of the financing efforts for the ramp-up plan, in September
          2006, the Company and its Banks signed an amendment to the facility agreement, as described above in Note 1C.

          The Company accounted for the Amendment in accordance with provisions set forth in IAS 39 FINANCIAL INSTRUMENTS: RECOGNITION AND
          MEASUREMENT. Generally Accepted Accounting Standards in Israel are
          silent in regards to the accounting for debt modification. In addition, diversity in practice was observed across companies such that no one approaches has been consistently applied to create practice in Israel for the accounting for debt modification. In light of the lack of guidance and considering that the Company has not previously accounted for debt modification in the past the Company decided to apply the guidance in IAS 39 regarding debt modification mainly for the following reasons: (i) Israeli GAAP requires that when there is no standard in Israel and no practice evolved IFRS has to be applied, (ii) the Israeli Accounting Standard Board decided to adopt in full the IFRS starting in fiscal year 2008 with early adoption recommended, and the Israel Securities Authority ("ISA") decided that, commencing from the second quarter of 2007, notes to financial statements shall state the IFRS financial effect on such financial statements, (iii) Standard No. 22, which is based on IAS 32 FINANCIAL
          INSTRUMENTS: DISCLOSURE AND PRESENTATION, refers preparers of financial statements to the guidance in IAS 39 for the purposes of recognition and measurement of financial instruments (including measurement of debt modification), (iv) the adoption of IAS 39 does not create inconsistencies with prior periods and (v) recently adopted
          Israeli standards are all based on IFRS.

                                     - 15 -

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
               NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                 FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 3 - RECENT DEVELOPMENTS RELATING TO FAB 2 (CONT.)

     B.   FACILITY AGREEMENT (CONT.)

          Under IAS 39, the accounting for the debt modification under the
          Amendment is as follows:

               1.   The amount considered settled for shares and classified to equity is based on the per share price as quoted at the
                    closing date; such amount totaled to $76,401.

               2.   The remaining balance, totaling $435,209, is considered to be substantially modified and thus treated as debt
                    extinguishment of the outstanding debt and the incurrence of a new debt.

               3.   The debt incurred is initially recognized at fair value,
                    totaling $355,138.

               4.   The difference between the fair value of the debt incurred and the outstanding debt (exclusive of the amount used as
                    proceeds for the share issuance in 1 above), totaling
                    $80,071, is recognized in the consolidated statement of
                    operations as a gain on debt restructuring in the current
                    period.

          See Note 5H for the accounting of the debt modification in accordance with U.S. GAAP.

          As descried in Note 1C above the Banks will be issued such number of shares that equals the Decreased Amount divided by the Fourth Quarter
          2010 Price. If during the second half of 2010, the closing price of
          Company's ordinary shares on every trading day during this period exceeds $3.49, then the Banks will only be granted such number of shares that equals half of the Decreased Amount divided by the Fourth
          Quarter 2010 Price. The Company accounted for its obligation to issue shares initially, as an additional interest expense and adjusted the effective interest rate on the debt to the Banks. The Company will evaluate and, if required, adjust the effective interest rate based on the per share price at the end of each reporting period. As of the balance sheet date, the Company was in full compliance with all of the financial ratios and covenants under the amended Facility Agreement
          According to the Facility Agreement, satisfying the financial ratios and covenants is a material provision. The amended Facility Agreement provides that if, as a result of any default, the Banks were to accelerate the Company's obligations, the Company would be obligated, among other matters, to immediately repay all loans made by the Banks
          (which as of the balance sheet date amounted to approximately
          $369,000) plus penalties, and the Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of their lien against all of the Company's assets.

                                     - 16 -

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
               NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                 FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 3 - RECENT DEVELOPMENTS RELATING TO FAB 2 (CONT.)

     C.   AGREEMENTS WITH SANDISK CORPORATION

          In August 2006, the Company signed an agreement with SanDisk
          Corporation ("SanDisk"), one of its wafer partners, to invest in the expansion of its 0.13 micron manufacturing capacity. SanDisk committed to purchase, upon such expansion, volume quantities of 0.13 micron wafers during 2007 and 2008 and will have right of first refusal on the use of this extra capacity in 2009. The Company and SanDisk also signed a Loan Agreement under which the Company is entitled to borrow funds not to exceed, in the aggregate, the principal amount of $10,000 from SanDisk for the purpose of financing the purchase of the equipment needed for said expansion. The loan will be repaid with interest on the amounts outstanding at any time under the loan at
          Libor plus 1.1% over eight consecutive quarters. Pursuant to the agreement, in order to secure the repayment of the loan, SanDisk has been granted a first ranking charge on the equipment purchased therewith. As of the balance sheet date $6,794 in loans was received towards said $10,000.

NOTE 4 - OTHER RECENT DEVELOPMENTS

     A.   CLASS ACTION

          In June 2006, the United States Court of Appeals for the Second
          Circuit affirmed the August 2004 decision of the United States
          District Court for the Southern District of New York to dismiss the class action suit filed in July 2003 against the Company and certain of its directors, Wafer Partners and Equity Investors (the
          "Defendants"). The plaintiffs had asserted claims arising under the
          Securities Exchange Act of 1934, alleging misstatements and omissions made by the Defendants in materials sent to the Company's shareholders in April 2002 with respect to the approval of an amendment to the
          Company's investment agreements with its Fab 2 investors. The District
          Court accepted the motion to dismiss filed on behalf of the defendants and noted that the Company's status as a foreign private issuer exempts the Company, its directors and controlling shareholders, from liability under the proxy rules of Section 14(a) of the Securities
          Exchange Act.

                                     - 17 -

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
               NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                 FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 4 - OTHER RECENT DEVELOPMENTS (CONT.)

     B.   SHARE OPTION PLANS

          (1)  OPTIONS GRANTED TO THE CHIEF EXECUTIVE OFFICER ("CEO")

               In May 2006, the Company's Audit Committee and Board of Directors
               approved the grant of options to the CEO of the Company, who also serves as a director, in addition to the options granted to him in April 2005, such that in total, the CEO will hold options to purchase shares that represent 4% of the Company's shares on a fully diluted basis during the two-year period from the approval of the Audit Committee. The exercise price of the initial grant of additional options will be $1.45, the 90-day average closing price of the Company's shares prior to the Board of Directors'
               approval. In future dilutive events following May 2006,
               additional options will be granted to the CEO as described above.
               If the dilutive event is an equity financing, the exercise price of such additional options will equal to the price per share of such investment, otherwise, the exercise price will equal the
               30-day average closing price of the Company's shares prior to the dilutive event. The new options granted will vest in equal amounts over 4 years of employment commencing from May 2006. The options will be exercisable for a period of 10 years from the date of grant. No additional options will be granted under the
               CEO's employment agreement, which was approved by the Company's shareholders in October 2005. The new grant of options and its terms were approved by the Company's shareholders. As of the balance sheet date, a total of 12,068,988 options were granted to the CEO. The cost of the total options granted to the CEO was determined based on the fair value at the grant dates in
               accordance with Standard No. 24 and amounted to $9,221. Such amount is expensed on an accelerated basis over the vesting periods of the options.

          (2)  EMPLOYEE OPTIONS

               In May 2006, the Company's board of directors approved a plan to offer each of the Company's current employees the opportunity to exchange their existing options to purchase ordinary shares for new options with an exercise price of $1.45, which is the average closing price of the Company's shares on the NASDAQ during the 90 consecutive trading days prior to the board of directors'
               approval. Accordingly 4,299,250 options were exchanged. The new options were granted based on terms similar to the existing employee option plan with new vesting periods, starting May 2006.
               The cost of the new options was determined based on the fair value at the grant dates in accordance with Standard No. 24 and amounted to $1,726. Such amount is amortized as an expense on an accelerated basis over the vesting periods of the new options.

               The Board of Directors further approved that if the total number of employee options, including the options to the CEO, during the then upcoming 24 months will represent less than 8% of the
               Company's shares on a fully diluted basis, additional options will be allocated for grants to the Company's employees. As of the balance sheet date, approximately 1,600,000 options are reserved for future grant of options.

                                     - 18 -

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
               NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                 FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 4 - OTHER RECENT DEVELOPMENTS (CONT.)

     C.   2005 RIGHTS OFFERING

          In December 2005, the Company filed in Israel and the U.S. a prospectus for the distribution of transferable rights to purchase up to $50,000 U.S. dollar denominated debentures that are convertible into up to 45,454,545 of the Company's Ordinary Shares. The rights were distributed to the shareholders of record of the Company on
          December 20, 2005 (the record date), and to certain employees who on the record date held options to purchase the Company's Ordinary Shares under share option plans that entitle the option holders to participate in a rights offering. Each 138.98 Ordinary Shares and/or eligible employee options held on the record date entitled their holder to one right. The rights were exercisable until January 12,
          2006. Each right entitled its holder to purchase, at a subscription price of $100.00, 100 U.S. dollar denominated convertible debentures.
          In connection with the exercise of the rights, the Company issued
          48,169,300 convertible debentures, with each debenture of $1.00 in principal amount, or total of $48,169 principal amount of debentures, which bear annual interest at the rate of 5%. The principal of the debentures, together with accrued interest, is payable in one installment on January 12, 2012.

          The debentures are convertible into the Company's Ordinary Shares at a rate of one ordinary share per $1.10 aggregate principal amount of debentures. The conversion price is subject to downward adjustment under certain circumstances in which the Company sells securities in future financings at a price per share which is lower than the conversion price, provided that such financings close through December
          2006 (or under certain conditions, through June 2007).

          As of the balance sheet date, no such adjustment was required. During the nine months ended September 30, 2006, $16,424 in aggregate principal amount of debentures was converted into 14,931,280 ordinary shares of the Company.

          Subject to the terms of the Facility Agreement, the Company may, at its option, announce the early redemption of the debentures, provided that the outstanding aggregate balance of principal on account of the debentures is equal to or less than $500. The debentures are listed and quoted on the NASDAQ Capital Market and the Tel Aviv Stock
          Exchange.

          Certain of the Company's Equity Investors and Wafer Partners invested
          $27,811 in the framework of the rights offering.

          The debentures and interest thereon are unsecured and rank behind the
          Company's existing and future secured indebtedness, including indebtedness to the Banks under the Facility Agreement, as well as to the government of Israel in connection with grants the Company received under its approved enterprise programs, and to Siliconix and
          SanDisk.

                                     - 19 -

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
               NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                 FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 4 - OTHER RECENT DEVELOPMENTS (CONT.)

     C.   2005 RIGHTS OFFERING (CONT.)

          If on the payment date of the principal and interest on the debentures, there exists an infringement of the covenants and conditions under the Facility Agreement, the date for payment of the interest and principal on the debentures may be postponed, depending on various scenarios under the Facility Agreement until such covenant or condition is settled.

          See Note 5 for the accounting for the rights offering in accordance with U.S. GAAP.

     D.   2006 PUBLIC OFFERING

          In June 2006 the Company completed an underwritten public offering of the Company's securities on the Tel-Aviv Stock Exchange (TASE) in
          Israel resulting in immediate gross proceeds of approximately NIS
          140,000,000 (approximately $31,000). In the offering, 78,000 Units were sold at a price per Unit of NIS 1,785 (approximately $0.4). Each
          Unit consists of (i) convertible debentures in the face amount of NIS
          2,100 (approximately $0.47), (ii) five options each exercisable for three months ending on September 27, 2006 for NIS 100 principal amount of convertible debentures at an exercise price equal to 85% of their face amount, linked to the Israeli Consumer Price Index ("CPI"), (iii)
          140 warrants each exercisable for three months ending on September 27,
          2006 for one ordinary share of the Company at a price of NIS 6.75
          (approximately $0.00157), linked to the CPI and (iv) 70 warrants each exercisable for three years ending on June 28, 2009 for one ordinary share of the Company at a price of NIS 7.40 (approximately $0.00172), linked to the CPI. The convertible debentures are convertible into the
          Company's ordinary shares at a conversion rate of one ordinary share per NIS 8.40 (approximately $0.00196) principal amount of convertible debentures. The convertible debentures carry a zero coupon with principal payable at maturity in December 2011, at a premium of 37%
          over face value, linked to the CPI. The conversion price is subject to reduction in certain limited circumstances. In accordance with
          Standard No. 22, the proceeds were allocated to each of the Unit's components based on relative fair values in the first 2 days of trading. After allocation, each of the components is classified as either equity or liability based on the criteria prescribed in
          Standard No. 22.

          In addition, the Company issued 300 such units in consideration for
          NIS 526,000 through a private placement to its market maker in connection with said offering. The offering was made in Israel to
          Israeli residents only. The securities offered were not registered under the Securities Act and may not be sold in the U.S. or to U.S.
          persons absent registration or an applicable exemption.

          As of September 30, 2006, 391,500 options to purchase convertible debentures described in (ii) above were exercised and 350,000 short term warrants described in (iii) above were exercised into ordinary shares, totaling in proceeds of approximately $8,000.

          See Note 5 for the accounting for the public offering in accordance with U.S. GAAP.

                                     - 20 -

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
               NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                 FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 4 - OTHER RECENT DEVELOPMENTS (CONT.)

     E.   2006 PRIVATE PLACEMENT

          In November 2006, the Company received and accepted orders from
          Israeli investors in a private placement for 58,150 units, each comprised of 100 ordinary shares and 50 warrants. Each unit was sold at a price of NIS 759 (approximately $0.177). The price of the ordinary shares included in the units was identical to the closing price of the Company's shares on the Tel-Aviv Stock Exchange on
          October 29, 2006 (NIS 7.59 per share). Total immediate proceeds amounted to approximately $10,300.

          Under Israeli securities laws, the securities are subject to a statutory lock-up. The Company has undertaken to file a prospectus with the Israel Securities Authority to allow for the unrestricted trade of the securities.

          Each warrant is exercisable at any time during a period of four years at a price per share equal to a 25% premium to the market price of the
          Company's shares at the date the prospectus is published or the first date the securities may be sold under Israel's statutory lock-up rules, but not higher than NIS 9.48 (approximately $0.0022).

          In addition, the Company granted a green shoe option to the placement agents for up to approximately $2,500, which is exercisable until the earlier of December 1, 2006 or the date the prospectus is published, unless agreed to otherwise.

     F.   AUTHORIZED SHARES

          In March 2006, the Board of Directors of the Company approved the increase of the Company's authorized shares from 500,000,000 to
          800,000,000. This increase was approved by the Company's shareholders in September 2006.

                                     - 21 -

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
               NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                 FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

     With regard to the Company's interim financial statements, the material differences between GAAP in Israel and in the U.S. relate to the following.
     See I below for the presentation of the Company's unaudited balance sheet as of September 30, 2006 in accordance with U.S. GAAP.

     A.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE FASB

          SFAS NO. 155. ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -

          In February 2006, the FASB issued SFAS 155, "Accounting for Certain
          Hybrid Financial Instruments". Key provisions of SFAS 155 include: (1)
          a broad fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation; (2) clarification that only the simplest separations of interest payments and principal payments qualify for the exception afforded to interest-only strips and principal-only strips from derivative accounting under paragraph 14 of FAS 133
          (thereby narrowing such exception); (3) a requirement that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation;
          (4) clarification that concentrations of credit risk in the form of subordination are not embedded derivatives; and (5) elimination of the prohibition on a QSPE holding passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. In general, these changes will reduce the operational complexity associated with bifurcating embedded derivatives, and increase the number of beneficial interests in securitization transactions, including interest-only strips and principal-only strips, required to be accounted for in accordance with
          FAS 133. Management does not believe that SFAS 155 will have a material effect on the financial condition, results of operations, or liquidity of the Company.

          FIN NO. 48. ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -

          On July 13, 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement
          No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the 2007 fiscal year with the cumulative effect of the change in accounting principle recorded as an adjustment to opening balance of retained earnings. Management does not believe that FIN 48 will have a material effect on the financial condition, results of operations, or liquidity of the Company.

                                     - 22 -

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
               NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                 FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     B.   PRESENTATION OF DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING
          DEPOSITS

          In accordance with U.S. GAAP, the Company's designated cash and short-term interest-bearing deposits should be excluded from current assets and presented separately as a non-current asset. Accordingly, as of December 31, 2005 $31,661 was reclassified from current assets to a long-term asset.

     C.   PRESENTATION OF NET LONG-TERM LIABILITIES IN RESPECT OF EMPLOYEES

          Under U.S. GAAP, assets and liabilities relating to severance arrangements are to be presented separately and are not to be offset, while according to Israeli GAAP such an offset is required.
          Accordingly, as of September 30, 2006, an amount of $13,933 was reclassified from other long-term liabilities to long-term investments
          (as of December 31, 2005 - $13,658).

     D.   HEDGING ACTIVITIES IN ACCORDANCE WITH U.S. GAAP (SFAS 133)

          Complying with SFAS 133 as amended and the related interpretations thereon with respect to the Company's hedging transactions as of
          September 30, 2006 would have resulted in: an increase in other long-term investments in the amount of $1,636; a decrease in other comprehensive loss for the nine months ended September 30, 2006 in the net amount of $865; an accumulated other comprehensive loss component of equity balance as of September 30, 2006 in the amount of $689; and
          in a decrease of $2,325 in property and equipment, net as of September
          30, 2006.

     E.   DEFERRED FINANCING CHARGES

          Under U.S. GAAP, deferred-financing charges are to be presented in other assets, while according to Israeli GAAP effective January 1,
          2006 such amount is required to be offset from the related long-term debt. Accordingly, as of September 30, 2006, an amount of $15,083 was reclassified from long-term debt to other assets.

                                     - 23 -

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
               NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                 FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     F.   ISSUANCE OF CONVERTIBLE DEBENTURES

          Under Accounting Principles Board Opinion No. 14 ("APB 14"), the
          proceeds from the sale of the securities in January 2002 are to be allocated to each of the securities issued based on their relative fair value, while according to Israeli GAAP such treatment was not required. Complying with APB 14, based on the average market value of each of the components issued in the first three days following their issuance (in January 2002), would have resulted in an increase in shareholders' equity as of the issuance date in the amount of $2,363
          (net of $196 related issuance expenses), and a decrease in convertible debentures as of such date in the amount of $2,559. The additional accumulated effect of amortization of the discount on the convertible debentures under U.S.GAAP as of September30, 2006 would have been
          $1,375. Commencing with the adoption of Standard No. 22 in January
          2006, allocation of proceeds in a unit, to its components, is based on relative fair values under Israeli GAAP as well as under US GAAP.

          Under US GAAP, convertible debentures have to be evaluated to determine if they contain embedded derivative that warrant bifurcation. Conversion feature embedded in convertible debentures will need to be evaluated as to whether they can be classified as equity based on the criteria established in EITF Issue 00-19 and 05-2.
          The Company evaluated the conversion features embedded in its debentures (i.e., sale of convertible debentures in 2002 - "2002 debentures", sale of convertible debentures in 2005 "2005 debentures"
          and sale of convertible debentures in 2006 "2006 debentures") and concluded that the conversion feature embedded in the 2005 and 2006 debentures warrant bifurcation while the conversion feature embedded in the 2002 debentures is scoped out (for the discussion on the accounting for the debentures under Israeli GAAP see Note 1A(3)b).

          2002 DEBENTURES:

          Under US GAAP, the equity component, in the amount of $1,681, classified in equity under Israeli GAAP was reclassified to liability.

          2005 DEBENTURES:

          Under US GAAP, the equity component, in the amount of $13,377 classified as equity under Israeli GAAP was reclassified to liability and the conversion feature was bifurcated from the debt host and marked to market through earnings. The initial amount allocated to the bifurcated conversion feature was determined using the "with and without" method based on the fair value of the embedded derivative prescribed in DIG Issue B6.

          2006 DEBENTURES:

          Under US GAAP, the equity component, in the amount of $6,006, classified in equity under Israeli GAAP was reclassified to liability.
          The conversion feature was bifurcated from the debt host and marked to market through earnings. The amount allocated to the bifurcated conversion feature was determined using the "with and without" method.

                                     - 24 -

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
               NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                 FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     F.   ISSUANCE OF CONVERTIBLE DEBENTURES (CONT.)

          All the above resulted as of September 30, 2006 mainly in an increase in convertible debentures in the amount of $20,013; a decrease in the shareholder's equity in the amount of $19,132 and an increase in other assets in the amount of $932. The Company's loss for the nine-month period ended September 30, 2006 would have increased in the amount of
          $1,154

     G.   EMPLOYEE STOCK BASED COMPENSATION

          The Company adopted, effective January 1, 2006, SFAS 123R according to which the compensation expense related to employee and directors share option awards would have been resulted in an increase in the compensations expenses for the period ending September 30, 2006 in the amount of $1,140. The Company elected the modified prospective method as its transition method.

     H.   FACILITY AGREEMENT

          Under US GAAP the debt modification under the Amendment is considered troubled debt restructuring within the scope of FASB No. 15 ACCOUNTING
          BY DEBTORS AND CREDITORS FOR TROUBLED DEBT RESTRUCTURINGS which requires the following: (i) the amount considered settled for shares and classified in equity is based on the price per share as quoted at the closing date;(ii) the remaining balance after deduction of the amount used as proceeds for the share issuance in 1 above, will remain outstanding, ;.(iii) a new, lower effective interest rate will be calculated as the interest rate that equates future payments to the outstanding balance; and (iv) no gains or losses are recognized in the current period.

          Under US GAAP the debt modification under the Amendment is considered to include an embedded derivative that should be separately accounted for. The Company considered the obligation to issue shares as agreed with the Banks and determined that it contains two components (i) a contingent component and (ii) an uncontingent component. The contingent component is the obligation to issue shares equal to half of the amount of the Decreased Amount if the Fourth Quarter 2010 Price
          is less than $3.49. The uncontingent component is the obligation to issue shares equal to half of the Decreased Amount regardless of the
          Fourth Quarter 2010 Price. The Company accounted for the uncontingent component as an additional interest expense and calculated the effective interest rate to include such expense. The Company treated the uncontingent component as an embedded derivative that needs to be bifurcated and separately accounted for based on fair value. Initial separation of the embedded derivative will be done using the "with and without" method described in DIG Issue B6. Changes in the fair value of the embedded derivative will be included in financing expenses. All the above resulted in a decrease of $80,071 in the shareholders equity for the nine months ended September 30, 2006 and an increase of the same amount in the long-term loans from the banks as of September 30,
          2006.

                                     - 25 -

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
               NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                 FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     I.   BALANCE SHEETS IN ACCORDANCE WITH U.S. GAAP

                                                                       AS OF SEPTEMBER 30, 2006                     AS OF DECEMBER 31, 2005
                                                                ---------------------------------------      ---------------------------------------
                                                      U.S.       AS PER                        AS PER        AS PER                        AS PER
                                                     GAAP        ISRAELI         ADJUST-        U.S.         ISRAELI        ADJUST-         U.S.
                                                    REMARK        GAAP           MENTS          GAAP           GAAP          MENTS          GAAP
                                                   ---------    ---------      ---------      ---------      ---------      ---------      ---------
A S S E T S

   CURRENT ASSETS
    CASH AND CASH EQUIVALENTS                                   $  61,746      $     --       $  61,746      $   7,337             --      $   7,337
    DESIGNATED CASH AND SHORT-TERM INTEREST -
      BEARING DEPOSITS                                  B              --             --             --         31,661        (31,661)            --
    TRADE ACCOUNTS RECEIVABLE :
      RELATED PARTIES                                               8,928             --          8,928          5,309             --          5,309
      OTHERS                                                       16,708             --         16,708         11,467             --         11,467
    OTHER RECEIVABLES                                              12,807             --         12,807          9,043             --          9,043
    INVENTORIES                                                    38,519             --         38,519         24,376             --         24,376
    OTHER CURRENT ASSETS                                            1,737             --          1,737          1,048             --          1,048
                                                                ---------      ---------      ---------      ---------      ---------      ---------
       TOTAL CURRENT ASSETS                                       140,445             --        140,445         90,241        (31,661)        58,580
                                                                ---------      ---------      ---------      ---------      ---------      ---------

   LONG-TERM INVESTMENTS                               C,D             --         15,569         15,569             --         15,425         15,425
                                                                ---------      ---------      ---------      ---------      ---------      ---------

   PROPERTY AND EQUIPMENT, NET                         D,F        522,018         (2,036)       519,982        510,645         (3,291)       507,354
                                                                ---------      ---------      ---------      ---------      ---------      ---------

   DESIGNATED CASH AND SHORT-TERM
     INTEREST-BEARING DEPOSITS                          B              --             --             --             --         31,661         31,661
                                                                ---------      ---------      ---------      ---------      ---------      ---------

   OTHER ASSETS, NET :
    TECHNOLOGY                                                     49,291             --         49,291         61,441             --         61,441
    OTHER                                              E,F          1,457         16,015         17,472         16,359           (196)        16,163
                                                                ---------      ---------      ---------      ---------      ---------      ---------
                                                                   50,748         16,015         66,763         77,800           (196)        77,604
                                                                =========      =========      =========      =========      =========      =========
       TOTAL ASSETS                                             $ 713,211      $  29,548      $ 742,759      $ 678,686         11,938      $ 690,624
                                                                =========      =========      =========      =========      =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES
    CURRENT MATURITIES OF LONG TERM DEBT                        $      --      $      --      $      --      $  21,103        $    --      $  21,103
    CURRENT MATURITIES OF CONVERTIBLE DEBENTURE         F           6,522            341          6,863          6,453           (640)         5,813
    TRADE ACCOUNTS PAYABLE                                         59,687             --         59,687         59,741             --         59,741
    OTHER CURRENT LIABILITIES                                      15,354             --         15,354          8,972             --          8,972
                                                                ---------      ---------      ---------      ---------      ---------      ---------
       TOTAL CURRENT LIABILITIES                                   81,563            341         81,904         96,269           (640)        95,629

   LONG-TERM DEBT                                       E         355,138         95,154        450,292        497,000             --        497,000

   CONVERTIBLE DEBENTURES                               F          61,657         20,013         81,670         19,358         23,574         42,932

   LONG-TERM LIABILITY IN RESPECT
     OF CUSTOMERS' ADVANCES                                        50,004             --         50,004         59,621             --         59,621

   OTHER LONG-TERM LIABILITIES                          C          15,547         13,933         29,480         11,012         13,658         24,670
                                                                ---------      ---------      ---------      ---------      ---------      ---------
       TOTAL LIABILITIES                                          563,909        129,441        693,350        683,260         36,592        719,852
                                                                ---------      ---------      ---------      ---------      ---------      ---------

   CONVERTIBLE DEBENTURES                               F              --             --             --         25,493        (25,493)            --

   SHAREHOLDERS' EQUITY (DEFICIT)
    ORDINARY SHARES, NIS 1 PAR VALUE - AUTHORIZED
      800,000,000 AND 500,000,000 SHARES; ISSUED
      87,423,850 AND 68,232,056 SHARES                             20,744             --         20,744         16,548             --         16,548
    ADDITIONAL PAID-IN CAPITAL                          F         546,824          3,086        549,910        522,237          2,363        524,600
    CAPITAL NOTES                                                 176,401             --        176,401             --             --             --
    EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
      AND CUMULATIVE STOCK BASED COMPENSATION          F,G         23,394        (19,924)         3,470            (26)            --            (26)
    ACCUMULATED OTHER COMPREHENSIVE LOSS                D              --           (689)          (689)            --         (1,554)        (1,554)
    ACCUMULATED DEFICIT                               D,F,G      (608,989)       (82,366)      (691,355)      (559,754)            30       (559,724)
                                                                ---------      ---------      ---------      ---------      ---------      ---------
                                                                  158,374        (99,893)        58,481        (20,995)           839        (20,156)
    TREASURY STOCK, AT COST - 1,300,000 SHARES                     (9,072)            --         (9,072)        (9,072)            --         (9,072)
                                                                ---------      ---------      ---------      ---------      ---------      ---------
       TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                       149,302        (99,893)        49,409        (30,067)           839        (29,228)
                                                                =========      =========      =========      =========      =========      =========
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $ 713,211      $  29,548      $ 742,759      $ 678,686      $  11,938      $ 690,624
                                                                =========      =========      =========      =========      =========      =========

                                     - 26 -

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
               NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                 FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     J.   STATEMENTS OF OPERATIONS IN ACCORDANCE WITH U.S. GAAP

          Complying with FASB No. 15 (H above), SFAS 133, APB 14 (F above) and
          SFAS 123R (G above) would have resulted in an increase in the loss for the nine months period ended September 30, 2006 in the amount of
          $82,366 and an increase in the loss for the three months period ended
          September 30, 2006 in the amount of $83,373 , mainly due to the difference in accounting for the debt modification under Israeli GAAP
          Giving effect to all the above, the loss for the nine-month and three-month periods ended September 30, 2006 would be $131,631 and
          $43,906. No material effect on the result of operation for the nine
          -month and three-month periods ended September30, 2005.

     K.   COMPREHENSIVE INCOME (LOSS) IN ACCORDANCE WITH U.S. GAAP (SFAS 130)

          Comprehensive income (loss) represents the change in shareholder's equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) represents gains and losses that under U.S. GAAP are included in comprehensive income but excluded from net income.
          Following are statements of comprehensive loss in accordance with U.S.
          GAAP:

                                             Nine months ended                 Three months ended
                                               September 30,                     September 30,
                                         --------------------------        --------------------------
                                           2006             2005              2006             2005
                                         ---------        ---------        ---------        ---------
                                                (unaudited)                       (unaudited)
Loss for the period, according
    to U.S. GAAP (see I above)           $(131,631)       $(157,910)       $ (43,906)       $ (55,350)

Other comprehensive loss:

    Reclassification of unrealized
       losses on derivatives                   996              996              332              332
    Unrealizedgains (losses) on
       Derivatives                            (130)           3,500           (1,375)           1,515
                                         ---------        ---------        ---------        ---------

Net comprehensive loss
    for the period                       $(130,765)       $(153,414)       $ (44,949)       $ (53,503)
                                         =========        =========        =========        =========

                                     - 27 -

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
               NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                 FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     L.   LOSS PER SHARE IN ACCORDANCE WITH U.S. GAAP (SFAS 128)

          In accordance with SFAS 128, the basic and diluted loss per share for the nine-month and the three-month periods ended September 30, 2006 would be $1.67 and $0.52, respectively (during the corresponding periods - $2.39 and $0.83, respectively).

     M.   STATEMENTS OF CASH FLOWS IN ACCORDANCE WITH U.S. GAAP (SFAS 95)

          Complying with SFAS 95 would not have materially affected the cash flows of the Company for the nine-month and three-month periods ended
          September 30, 2006 and 2005.

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